SilverCrest Reports Results of AGM;
Appoints Ani Markova, CFA, MBA, CDI.D as an Independent Director

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – June 3, 2019 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce the results of its Annual General Meeting of Shareholders (“AGM”) held in Vancouver, BC on May 31, 2019.

Shareholders voted in favour of all items of business, including the election of each director nominee by show of hands. A total of 58,560,126 votes were represented in the meeting amounting to 68.51% of the issued common shares as of the record date. A total of 42,209,784 votes were submitted by proxy with the following tabulation of these votes:

Directors	Tabulation of Votes in Favour		Tabulation of Votes Withheld
	submitted by Proxy		submitted by Proxy
N. Eric Fier	42,147,713	(99.85%)	62,071	(0.15%)
Ross O. Glanville	41,987,432	(99.47%)	222,352	(0.53%)
Ani Markova	42,161,455	(99.89%)	48,329	(0.11%)
Hannes P. Portmann	42,163,664	(99.89%)	46,120	(0.11%)
Graham C. Thody	41,905,956	(99.28%)	303,828	(0.72%)
John H. Wright	41,989,494	(99.48%)	220,290	(0.52%)

In addition, shareholders voted in favour to re-appoint Davidson & Company, Chartered Professional Accountants, as auditor of SilverCrest and reconfirmed the Company’s rolling 10% stock option plan.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “Shareholders continue with their confidence in management with the election of proposed Directors. We are extremely pleased with the election of Ms. Ani Markova to the Board. She is a Senior Executive, with over 25 years of work experience including financial analysis, capital allocation, marketing, and Environmental, Social and Governance (ESG) topics which make her a valuable addition to the SilverCrest team. Ani is an award-winning portfolio manager who managed up to $2 billion of mutual fund assets and spent more than 15 years investing in the global mining sector and commodity markets while at AGF Investments Inc. Ms. Markova holds an MBA from George Washington University in Washington DC and holds Chartered Financial Analyst (CFA), Canadian Investment Management (CIM) and Corporate Board International (CDI.D) designations.”

At the Board of Directors meeting following the AGM, the Company granted stock options under its Stock Option Plan to certain employees and Ms. Markova for the aggregate purchase of 150,000 common shares at an exercise price of $4.54 per common share for a term of five years expiring May 30, 2024. The stock options vest as to 25% on each of August 30, 2019, November 30, 2019, February 28, 2020 and May 30, 2020, and are subject to necessary regulatory approvals.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metals mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Jacy Zerb, Investor Relations
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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